SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 4, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y	Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o	No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o	No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o	No: y

Enclosure:

A copy of the disclosure letter we filed today with the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release in connection with the Company’s financial condition and results of operations for the nine (9) months ended September 30, 2004.

Security Code # CM-040

November 4, 2004

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the nine (9) months ended September 30, 2004.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

November 4, 2004

Securities and Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the nine (9) months ended September 30, 2004.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552

Contact Person Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day Fiscal Year

Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles

Number/Section

Total Amount of Borrowings

2,203,701 As of June 30, 2004	N/A	N/A

Total No. of Stockholders Domestic Foreign

-----------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  4 November 2004

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

__________________________________________________________________

__________________________________________________________________

__________________________________________________________________

.

PRESS RELEASE

PLDT GROUP RECORDS HIGHEST PROFIT EVER

NET INCOME BREAKS Php20 BILLION FOR NINE MONTHS 2004

•         PLDT reports consolidated net income of Php20 billion for the first nine months of 2004; recurring net income at Php18 billion

•         Smart’s consolidated recurring net income of Php18 billion almost doubles its recurring net income of Php10 billion for the same period last year

•         Cellular subscriber net additions of over 1.4 million and 4.5 million for the third quarter and nine months of 2004, respectively; combined Smart and Piltel subscriber base at 17.5 million

•         Consolidated EBITDA rises 34% to Php56 billion; EBITDA margin improves to 64% of revenues

•         Consolidated free cash flow reaches Php27 billion

•         PLDT Fixed Line reduces debt by US$272 million

•         Smart receives approvals to pay additional cash dividend of Php4.8 billion to PLDT in December 2004

MANILA, Philippines, November 4, 2004 – Philippine Long Distance Telephone Company (PLDT) (PSE: TEL) (NYSE: PHI) today announced its preliminary and unaudited financial results for the first nine months of 2004. With its cellular subsidiaries, Smart Communications, Inc. (Smart) and Pilipino Telephone Corporation (Piltel), sustaining their strong performance, PLDT’s consolidated net income rose to Php20 billion, inclusive of exceptional gains and other non-recurring items. Recurring consolidated net income rose to Php18 billion, 92% over the recurring net income of Php9 billion reported in the first nine months of 2003. Revenues for the PLDT Group likewise increased by 19% to Php88 billion while consolidated EBITDA improved to Php56 billion as revenue growth outpaced that of cash operating expenses. Current reported financial results and comparative numbers reflect the impact of adjustments taken as a result of the early adoption of certain International Accounting Standards. Consolidated free cash flow nearly doubled from Php14 billion in the first nine months of 2003 to Php27 billion in the same period in 2004. The Group has increased its targeted Fixed Line debt reduction from US$300 million to over US$350 million for the year with PLDT Fixed Line reducing its debt by US$272 million in the first three quarters of 2004.

Cellular: Strength in Consolidation

With Smart and PLDT owning 63,2% of Piltel’s common equity, Piltel was consolidated into the Group wireless financial results beginning this quarter on a restated basis. Together, Smart and Piltel added over 1.4 million subscribers in the third quarter of 2004, bringing the PLDT Group’s total cellular subscribers to 17.5 million. Talk ‘N Text added close to 636,000 subscribers and ended the first nine months of 2004 with 4.3 million subscribers. Total net subscriber additions in the first nine months of 2004 increased by 75%, from 2.5 million last year to over 4.5 million during the same period this year. Cellular penetration rates continue to exceed expectations, reaching approximately 36% at the end of September 2004.

Consolidated cellular revenues, EBITDA, and net income continued to rise, with the consolidated operating revenues of Smart and Piltel increasing to Php51 billion, 35% higher than the Php38 billion realized in the same period last year. Consolidated cellular EBITDA surged by 59% to Php34 billion from Php21 billion mainly due to higher revenues and lower selling and promotion expenses. EBITDA margin improved to 67% in the first nine months of 2004 from 57% in the same period last year. Recurring net income almost doubled to Php18 billion from Php10 billion last year.

Smart Padala, the first international and domestic cash remittance service via text which Smart launched in August, has been expanded to nine countries, including the United Kingdom, the United States, Spain, Italy, Greece, Hong Kong, Japan, Australia and Brunei. This breakthrough service allows overseas Filipino workers to remit money to their relatives in a more economic and efficient manner. Over 45,000 remittances has been sent to date via Smart Padala with average transaction values ranging between Php5,000 to Php10,000.

Smart’s network has expanded to 36 switches and over 5,000 base stations to cover 95% of the country’s population. Capital expenditures reached Php13 billion during the first nine months of 2004 and are estimated at Php15 billion for the full year.

The cellular businesses’ free cash flow remained strong in the first three quarters of 2004 at Php15 billion. The consolidated debt position of the wireless group now takes into account the debts absorbed by Smart arising from the Piltel debt exchange transaction which closed on 2nd July 2004, as well as the residual third party debt remaining at Piltel.

In September 2004, Smart signed a US$104 million five-year amortizing commercial bank loan facility to finance its Phase 7 GSM expansion. Drawdown is expected to be made in November 2004.

Smart has also received approvals from its creditors to pay an additional cash dividend of Php4.8 billion to PLDT December 2004, bringing its 2004 total dividend payments to 100% of its 2003 net income.

“The consolidation of Piltel into Smart is proof that the whole can be bigger than the sum of its parts – Smart’s ability to innovate and execute combined with Talk ‘N Text’s strong presence in the under-penetrated lower income markets should serve PLDT well as we continue to mine the remaining growth in the market,” explained Napoleon L. Nazareno, President and CEO of PLDT and Smart.

PLDT Fixed Line: Stability in Focus

The Fixed Line business remains focused on maintaining the stability of its revenues. Total revenues of Php35 billion increased by 1% from same period last year, mainly due to the positive impact of favorable rate and interconnection changes on NLD and ILD revenues and higher data service revenues. DSL subscribers numbered over 41,000 at the end of September 2004 from less than 15,000 a year ago.

Cash operating expenses continued to remain under control, declining by %. EBITDA improved by 6%, from Php20 billion in the first nine months of 2003 to Php21 billion in the first nine months of 2004. EBITDA margin likewise improved to 61% this year from 58% last year.

Capital expenditures were at Php3 billion for the first nine months of 2004. Full year capital expenditures of the fixed line business are anticipated to reach Php6 billion, most of which will be spent to expand PLDT’s DSL and corporate data services.

As of September 30, 2004, PLDT Fixed Line had 9,704 employees compared with 10,355 employees as of the same date last year.

Including dividends from Smart of Php11.3 billion paid in the second quarter of 2004, PLDT’s free cash flow in the first nine months increased to Php23 billion. Accordingly, PLDT Fixed Line was able to reduce debts by US$272 million during the period. Total debt reduction for the year is estimated at over US$350 million, an increase from the earlier estimate of US$300 million, as a result of the Group’s improving cash flow. As of the end of September 2004, PLDT Fixed Line’s debt balance stood at US$2.2 billion.

“The Fixed Line business’ strength lies in its steady cash flows. Cost containment and debt reduction remain its priorities but we are looking to revitalize our DSL and data businesses with new products and initiatives next year,” concluded Nazareno.

ePLDT: Growth in Expansion

ePLDT, the Group’s information and communications technology arm, posted a profit of Php131 million for the first nine months of 2004 compared with a loss of Php9 million in the same period last year.

ePLDT’s financial performance is anchored on its flourishing call center business, through Vocativ and Parlance. Just last September, Parlance was adjudged the “Best Offshore Call Center” in Mitial Research International’s first annual Best Call Center Workplaces Award. The call centers generated revenues of Php855 million, or 55% of our total ICT revenues, while the Internet business increased its revenue contribution to Php416 million or 23%. Consolidated revenues of ePLDT jumped by 35% in the first nine months of 2004 to just under Php2 billion compared with Php1 billion in the same period last year. At present, the call centers employ close to 2,000 personnel. With two more call centers being put up, ePLDT expects to increase the capacity of all its call centers to approximately 2,000 seats by the end of 2004.

Netopia, the country’s leading internet café chain and the main business of Digital Paradise, ePLDT’s 68%-owned subsidiary, now has 108 outlets across key cities in the Philippines and three branches operating in Thailand.

“In addition to being at the forefront of the flourishing call center business, we are also pleased with the performance of Netopia – with over 2 million visiting the chain monthly, we are opening up affordable internet access to Filipinos across the country,” said Ray C. Espinosa, ePLDT Managing Director.

PLDT Group: Success in Solidarity

“As we note with satisfaction the highest profits ever recorded by PLDT, I want to thank all the people who have contributed to this milestone event. It has been a long, hard road and challenges remain ahead of us on that road. Despite the increasingly competitive environment, I am confident that we can continue to outperform and add value for our shareholders,” said Manuel V. Pangilinan, PLDT Chairman.

	PLDT Consolidated
	For the nine month period ended,
(in million pesos)	September 30, 2004	September 30, 2003(c)

Revenues	87,519	73,524
Expenses	(52,154)	(50,079)
Cash	(29,173)	(28,653)
Non-cash	(22,981)	(21,426)
Operating income	35,365	23,445
Other expenses – net	(10,061)	(22,706)
Income before tax	25,304	739
Provision for tax	(5,332)	(64)
Income before minority interests	19,972	675
Minority interests	(35)	82
Net income (as reported)	20,007	593
Net income (recurring)(a)	18,267	9,238
EBITDA(b)	55,811	41,587

(a)     Net income as adjusted for early adoption of IAS 27, 32, 39 and other non-recurring items

(b)     EBITDA is defined as net operating income adding back depreciation and amortization and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in conformity with generally accepted accounting principles, or as a measure of profitability or liquidity

(c)      As restated to reflect changes in accounting policies

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Deborah Anne N. Tan	Ramon R. Isberto
Tel. No: 816-8213	Tel. No: 511-6121	Tel. No: 511-3101
Fax No: 844-9099	Fax No: 817-3345	Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: November 4, 2004